Exhibit d(2)d(i)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

SEPTEMBER 27, 2018

SCHEDULE A

Series	Expense Limitation

New York Tax Exempt Series	0.85%
Ohio Tax Exempt Series	0.85%
Diversified Tax Exempt Series	0.85%
Unconstrained Bond Series	0.50%
Real Estate Series	0.95%
International Series	0.85%
Income Series	0.05%
Global Fixed Income Series	0.70%
Equity Income Series	0.75%
Core Bond Series	0.45%
High Yield Bond Series	0.65%